Exhibit H (2)

Expense Limitation Agreement

Money Management Associates, L.P.
1001 Nineteenth Street, North
Arlington, Virginia 22209

April 1, 2001

Fund for Government Investors
4922 Fairmont Avenue
Bethesda, MD 20814

Re: Expense Limitation Agreement

Dear Sirs:

    This will confirm the expense limitation agreement (the "Agreement") between Fund for Government Investors (the "Fund") and Money Management Associates, L.P. (the "Adviser").

    1. Expense Limitation. If in any fiscal year the Fund's total annual operating expenses exceed 1.00% of the Fund's average daily net assets, the investment advisory fee payable to the Adviser under the Investment Advisory Contract dated April 1, 2001 between the Adviser and the Fund, shall be reduced by the amount of such excess. For purposes of this Agreement, the Fund's "total annual operating expenses" shall include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, extraordinary legal expenses, or any other extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund's business. Any reduction in the investment advisory fee shall be made monthly by annualizing the Fund's operating expenses for each month as of the last day of such month. An adjustment shall be made on or before the last day of the fiscal year if the Fund's total annual operating expenses for such fiscal year does not exceed 1.00%.

    2. Term and Termination. This Agreement shall become effective on the date above written and shall continue until the first anniversary thereof. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Contract between the Adviser and the Fund.

    3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

    4. Severability. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

    5. Limitation of Liability. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund's Trust Instrument dated January 25, 1996, as amended from time to time.

    If the foregoing is in accordance with your understanding of the Agreement between us, please indicate your approval by signing and returning a copy of this letter to the Adviser at the address above.

Very truly yours,

MONEY MANAGEMENT ASSOCIATES, L.P.

Money Management Associates, Inc.,
General Partner

By: /s/ Webb Hayes IV

Agreed to:

FUND FOR GOVERNMENT INVESTORS

By: /s/ Stephenie E. Adams